EXHIBIT 16.1

Gries & Associates, LLC Certified Public Accountants 501 S. Cherry Street Ste 1100 Denver, Colorado 80246

October 9, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously contracted as the auditors of Lifeloc Technologies Inc. (the Company) and issued financial statements for the years ended December 31, 2022 and 2021, and the subsequent reviews for the fiscal year 2023. On October 9, 2023, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated October 9, 2023, and we have no basis to agree or disagree with other statements of the Company in the filing.

Very truly yours,

Denver, Colorado PCAOB # 6778 October 9, 2023